================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                   RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
                              EXCHANGE ACT OF 1934


                  FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1999


                                  FLAG LIMITED
             (Exact name of Registrant as specified in its charter)


                                EMPORIUM BUILDING
                                 69 FRONT STREET
                             HAMILTON HM12, BERMUDA
                     (Address of principal executive office)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

             Form 20-F  [X]                      Form 40-F  [ ]


Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

             Yes        [ ]                      No         [X]


This report ("Quarterly Report") sets forth certain information regarding the financial condition and results of operations of FLAG Limited, a Bermuda company (the "Company"), for the fiscal quarter ended September 30, 1999. This Quarterly Report contains a review of the Company's unaudited financial information and analysis for the third quarter, as well as certain other information.

Certain capitalized terms contained herein have the meaning given to them in the Company's Annual Report filed on Form 20-F on March 31, 1999.

================================================================================

                                  FLAG LIMITED

                                    FORM 6-K

                                      INDEX

                                                                            Page
                                                                            ----
PART I            FINANCIAL INFORMATION.......................................1

ITEM 1:  FINANCIAL STATEMENTS.................................................1
         1.A      Consolidated Balance Sheets.................................1
         1.B      Consolidated Statements of Operations.......................2
         1.C      Consolidated Statements of Comprehensive Income.............3
         1.D      Consolidated Statements of Cash Flows.......................4
         1.E      Notes to Consolidated Financial Statements..................6

ITEM 2:  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                  CONDITION AND RESULTS OF OPERATIONS.........................7

PART II  MORE INFORMATION.....................................................13

ITEM 1:  LEGAL PROCEEDINGS....................................................13
ITEM 5:  OTHER INFORMATION....................................................13

SIGNATURES....................................................................15

PART I

ITEM 1.A
                                   FLAG LIMITED

                           CONSOLIDATED BALANCE SHEETS
                    AS OF SEPTEMBER 30, 1999 AND DECEMBER 31, 1998
                  (In thousands of dollars except per share amounts)

                                                                 SEPTEMBER 30, 1999  DECEMBER 31, 1998
                                                                    (Unaudited)        (Audited)
                                                                 ------------------  -----------------
ASSETS:
   Current assets:
     Cash                                                           $     2,106       $     3,024
     Accounts receivable, net of allowance for doubtful accounts
     of $7,454 (1998 - $8,630)                                          116,854            70,211
     Due from affiliates                                                  1,964               206
     Prepaid expenses and other assets                                    1,335             2,673
                                                                    -----------       -----------
                                                                        122,259            76,114

   Accounts receivable                                                       --            20,854
   Funds held by collateral trustee or in escrow                        144,183           255,366
   Construction in progress                                                  --            11,494
   Capacity available for sale                                          870,181         1,095,099
   Capitalized financing costs, net of accumulated
     amortization of $2,731 (1998 - $1,498)                              11,119            12,352
Fixed assets, net                                                       205,558             4,487
                                                                    -----------       -----------
                                                                    $ 1,353,300       $ 1,475,766
                                                                    ===========       ===========
LIABILITIES:
   Current liabilities:
     Accrued construction costs                                      $   75,604       $   146,165
     Accrued liabilities                                                 17,694            33,214
     Accounts payable                                                     4,324             6,018
     Income taxes payable                                                 3,855             6,453
     Due to affiliates                                                    1,809             1,843
     Deferred revenue                                                    17,635            39,121
                                                                    -----------       -----------
                                                                        120,921           232,814
   8 1/4% senior notes, due 2008, net of unamortized
     discount of $4,878 (1998 - $5,321)                                 425,122           424,679
   Long-term debt                                                       223,000           271,500
   Deferred revenue and other                                           111,318            84,415
   Deferred taxes                                                         3,651             3,562
                                                                    -----------       -----------
                                                                        884,012         1,016,970
                                                                    -----------       -----------
SHAREHOLDERS' EQUITY:
   Class A common shares, $.0001 par value                                   --                13
   Class B common shares, $.0001 par value                                   64                57
   Additional paid-in capital                                           504,387           504,381
   Foreign currency translation adjustment                                 (582)             (704)
   Accumulated deficit                                                  (34,581)          (44,951)
                                                                    -----------       -----------
                                                                        469,288           458,796
                                                                    -----------       -----------
                                                                    $ 1,353,300       $ 1,475,766
                                                                    ===========       ===========


   The accompanying notes are an integral part of these financial statements.

PART I

ITEM 1.B
                                  FLAG LIMITED

                      CONSOLIDATED STATEMENTS OF OPERATIONS
          FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                (In thousands of dollars except per share amounts)
                                  (Unaudited)

                                              THREE MONTHS ENDED                   NINE MONTHS ENDED
                                                 SEPTEMBER  30,                      SEPTEMBER  30,
                                             1999              1998              1999              1998
                                         ------------      ------------      ------------      -------------
REVENUES:
   Capacity sales, net of discounts      $     38,488      $     88,602      $    114,776      $     137,019
   Standby maintenance and
     restoration revenue                       14,034             8,102            31,828             18,576
                                         ------------      ------------      ------------      -------------
                                               52,522            96,704           146,604            155,595
SALES AND OTHER
OPERATING COSTS:
   Cost of capacity sold                       18,588            47,170            52,093             71,876
   Operations and maintenance                   6,290             9,583            21,329             28,757
   Sales and marketing                          4,720             6,718             8,255              8,292
   General and administrative                   3,449             5,548            14,225             17,759
   Depreciation                                 4,400               264             5,121                530
                                         ------------      ------------      ------------      -------------
                                               37,447            69,283           101,023            127,214

OPERATING INCOME                               15,075            27,421            45,581             28,381

INTEREST EXPENSE                               13,474            14,676            40,960             46,897

INTEREST INCOME                                 2,083             3,248             6,744             11,721
                                         ------------      ------------      ------------      -------------
INCOME (LOSS) BEFORE
   INCOME TAXES                                 3,684            15,993            11,365             (6,795)

PROVISION FOR INCOME
   TAXES                                          346               678               995              1,489
                                         ------------      ------------      ------------      -------------
INCOME (LOSS) BEFORE
EXTRAORDINARY ITEM                              3,338            15,315            10,370             (8,284)

EXTRAORDINARY ITEM                                 --                --                --             59,839
                                         ------------      ------------      ------------      -------------
NET INCOME (LOSS)                               3,338            15,315            10,370            (68,123)

CUMULATIVE PAY-IN-KIND
   PREFERRED DIVIDENDS                             --                --                --              1,508

REDEMPTION PREMIUM AND
   WRITE-OFF OF DISCOUNT
   ON PREFERRED SHARES                             --                --                --              8,500
                                         ------------      ------------      ------------      -------------
NET INCOME (LOSS)
   APPLICABLE TO COMMON
   SHAREHOLDERS                          $      3,338      $     15,315      $     10,370      $     (78,131)
                                         ============      ============      ============      =============
Basic and diluted income
(loss) per common share
- Class A                                $         --      $       0.01      $         --      $       (0.07)
Basic and diluted income
(loss) per common share
- Class B                                $       0.01      $       0.02      $       0.02      $       (0.12)
Weighted average common
shares outstanding
- Class A                                          --       132,000,000                --        132,000,000
Weighted average common
shares outstanding
- Class B                                 635,796,330       565,858,741       635,796,330        565,858,741

   The accompanying notes are an integral part of these financial statements.

PART I

ITEM 1.C

                                  FLAG LIMITED

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
         FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
              (In thousands of dollars except per share amounts)
                                   (Unaudited)


                                               THREE MONTHS ENDED         NINE MONTHS ENDED
                                                  SEPTEMBER 30,              SEPTEMBER 30,
                                               1999          1998         1999         1998
                                             -------       -------      -------      --------
NET INCOME (LOSS)                            $ 3,338       $15,315      $10,370      $(78,131)

Foreign currency translation adjustment          (43)           --          122            --
                                             -------       -------      -------      --------
COMPREHENSIVE INCOME (LOSS)                  $ 3,295       $15,315      $10,492      $(78,131)
                                             =======       =======      =======      ========











   The accompanying notes are an integral part of these financial statements.

PART I

ITEM 1.D

                                  FLAG LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
               (In thousands of dollars except per share amounts)
                                  (Unaudited)

                                                                             1999            1998
                                                                           ---------       ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss) applicable to common shareholders                     $  10,370       $ (78,131)
   Adjustments to reconcile net loss to net cash provided by
     operating activities:
     Pay-in-kind preferred dividends                                              --           1,508
     Redemption premium and write-off of discount on preferred shares             --           8,500
     Amortization of financing costs                                           1,233           2,976
     Extraordinary item-loss on refinancing                                       --          59,839
     Provision for doubtful accounts                                           1,176           1,445
     Senior debt discount                                                        443             443
     Depreciation                                                              5,121             530
     Deferred taxes                                                              117             740
     Add (deduct) net changes in operating assets and liabilities:
       Accounts receivable                                                   (26,991)         82,794
       Due from affiliates                                                    (1,758)            511
       Prepaid expenses and other assets                                       1,284             690
       Capacity available for sale                                            58,052          72,861
       Accounts payable and accrued liabilities                              (16,923)           (549)
       Income taxes payable                                                   (2,545)            663
       Due to affiliates                                                         (34)            243
       Deferred revenue and other                                              5,417         (91,987)
                                                                           ---------       ---------
         Net cash provided by operating activities                            34,962          63,076
                                                                           ---------       ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Financing costs incurred                                                       --         (13,330)
   Net proceeds from issuance of 8 1/4% senior notes                              --         424,088
   Proceeds from long-term debt                                                   --         320,000
   Repayment of long-term debt                                               (48,500)       (658,687)
   Redemption of preferred shares                                                 --        (139,453)
   Decrease in funds held by collateral trustee or in escrow                 111,183         184,966
                                                                           ---------       ---------
         Net cash provided by financing activities                            62,683         117,584
                                                                           ---------       ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Cash paid for construction                                               (100,577)       (179,150)
   Disposal (purchase) of fixed assets, net                                    2,043          (3,212)
                                                                           ---------       ---------
         Net cash used in investing activities                               (98,534)       (182,362)
                                                                           ---------       ---------

NET DECREASE IN CASH:                                                           (889)         (1,702)
   Effect of foreign currency movements                                          (29)             --
CASH, beginning of period                                                      3,024           2,490
                                                                           ---------       ---------
CASH, end of period                                                        $   2,106       $     788
                                                                           =========       =========


    The accompanying notes are an integral part of these financial statements.

                                  FLAG LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
               (In thousands of dollars except per share amounts)
                                  (unaudited)

                                                   1999            1998
                                                 ---------       ---------
SUPPLEMENTAL INFORMATION ON NON-CASH
   OPERATING ACTIVITIES:

   Decrease in capacity available for sale       $  69,052       $  72,861
   Decrease in accrued construction costs          (11,000)             --
                                                 ---------       ---------
   Cost of capacity sold                         $  58,052       $  72,861
                                                 =========       =========


SUPPLEMENTAL INFORMATION ON NON-CASH
   INVESTING ACTIVITIES:

   Increase in construction in progress          $  41,016       $   7,158
   Decrease in accrued construction costs           59,561         171,992
                                                 ---------       ---------
   Cash paid for construction                    $ 100,577       $ 179,150
                                                 =========       =========

SUPPLEMENTAL INFORMATION DISCLOSURE OF CASH
   FLOW INFORMATION:

   Interest expense for period                   $  40,960      $   46,897
   Amortization of financing costs                  (1,676)         (3,419)
   Decrease (increase) in accrued
    interest payable                                 9,112          (9,862)
                                                 ---------       ---------
   Interest paid                                 $  48,396      $   33,616
                                                 =========       =========

   Interest capitalized                          $   1,281       $      --
                                                 =========       =========


   The accompanying notes are an integral part of these financial statements.

PART I

ITEM 1.E

                                  FLAG LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 1999 AND 1998

               (In thousands of dollars except per share amounts)
                                   (Unaudited)

1. GENERAL

The interim consolidated financial statements presented herein have been prepared on the basis of U.S. generally accepted accounting principles and include the accounts and balances of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the results of operations for the three and nine month periods ended September 30, 1999 and 1998, the balance sheet as of September 30, 1999, and the cash flows for the nine month periods ended September 30, 1999 and 1998. These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 1998. The results of operations for any interim period are not necessarily indicative of results for the full year.

2. NET INCOME (LOSS) PER COMMON SHARE

In February 1999, the shareholders of all Class A common shares in the Company converted their shares into Class B common shares of equivalent value. Basic net income per Class B common share in 1999 is based on dividing the net income by the number of Class B common shares outstanding for the period as if the exchange had occurred on January 1, 1999. The basic net loss per Class A common share and Class B common share in 1998 are based on dividing net loss applicable to Class A and Class B shareholders by the weighted average number of common shares outstanding, respectively, during the period.

The basic net loss per Class A common share and Class B common share before the extraordinary item for the nine month period ended September 30, 1998 is $(0.02) and $(0.03) respectively.

3. CONTINGENCIES

The Company is involved in legal proceedings from time to time in the ordinary course of business. In management's opinion, the legal proceedings in which the Company is currently involved are not material, individually or in the aggregate, to the Company's financial condition, results of operations or cash flows.

4. REORGANIZATION

On September 1, 1999 the common shares of FLAG Telecom Limited and FLAG Telecom USA Limited, subsidiary undertakings, were transferred to FLAG Telecom Group Services Limited, an affiliated Company. This transaction was accounted for using the historical cost at the date of transfer as FLAG Limited and FLAG Telecom Group Services Limited are entities under common control. Accordingly, no gain or loss was recorded on the transfer of these assets.

5. NEW ACCOUNTING STANDARDS

The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). Following the amendment made by SFAS No. 137, SFAS No. 133 is effective for periods beginning after June 15, 2000. Management is currently assessing the impact of the adoption of SFAS 133 on the Company's financial position or results of operations.

In June 1999, the FASB issued Interpretation No. 43, "Real Estate Sales, an interpretation of FASB Statement No. 66" ("FIN 43"), which became effective July 1, 1999. Under this interpretation, sales of capacity on fiber optic cable systems are required to be accounted for in accordance with the provisions of FASB Statement No. 66, "Accounting for Sales of Real Estate" ("FASB 66"). The application of this statement will result in a deferral of revenue for certain capacity sales contracts that do not satisfy the requirements of FASB 66. To the extent that the Company enters into contracts in the future that will satisfy the requirements for sales type lease accounting, the Company will continue to recognize revenues without deferral.

Although the application of FIN 43 will affect the timing of recognition of revenues and costs, it will have no impact on the Company's cash flow. The interpretation and application of FIN 43 is still developing within the telecom industry and the Company expects further clarification within the next few months.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

PART I

ITEM 2

THREE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED WITH THE THREE MONTHS ENDED SEPTEMBER 30, 1998

RESULTS OF OPERATIONS

REVENUES

Total revenue recognized by the Company during the quarter ended September 30, 1999 was $52.5 million compared to $96.7 million in total revenue for the quarter ended September 30, 1998.

Revenue recognized from capacity sales was $38.5 million for the quarter ended September 30, 1999 compared to $88.6 million during the quarter ended September 30, 1998. The change in revenue recognized is due in part to the Company adopting FIN 43 on July 1 1999. Revenue deferred in the quarter ended September 30, 1999, as a result of adopting FIN 43 was $12.0 million. This deferred revenue, which has no impact on the Company's cash flow, will be recognized over the period of the contracts to which it relates. To the extent that the Company enters into contracts in the future that will satisfy the requirements for sales type lease accounting, the Company will continue to recognize revenues without deferral. As of September 30, 1999, the Company had entered into sales transactions with 90 international telecommunication carriers and internet service providers compared to 75 as of September 30, 1998.

Revenue recognized from standby maintenance and restoration services was $14.0 million for the quarter ended September 30, 1999 compared to $8.1 million for the quarter ended September 30, 1998. The increase in standby maintenance and restoration revenue of $5.9 million for the quarter ended September 30, 1999 is a result of the increase in cumulative capacity sales on the FLAG System combined with an increase in revenue from restoration services provided to alternate cable systems on a non-reciprocal basis.

SALES AND OTHER OPERATING COSTS

For the quarter ended September 30, 1999, the Company recorded $18.6 million in respect of the cost of capacity sold compared to $47.2 million recorded in the quarter ended September 30, 1998. The decrease in the cost of capacity sold in the quarter ended September 30, 1999 is primarily a result of lower revenue recognized from capacity sales combined with sales of capacity on segments having a lower cost of sales percentage than the segments on which capacity was sold during the quarter ended September 30, 1998. Cost of sales percentages used are a function of the allocated cost of constructing the FLAG System and management's current best estimate of future capacity sales and third party market forecasts of capacity sales. Changes in management's estimate of future capacity sales revenues, including the expected sales value per unit, will result in prospective changes to cost of sales.

During the quarter ended September 30, 1999 the Company incurred $6.3 million in operations and maintenance costs compared to $9.6 million for the quarter ended September 30, 1998. Operations and maintenance expenses relate primarily to the provision of standby maintenance under Maintenance Zone Agreements as well as Company salaries and overheads directly associated with operations and maintenance activities. The decrease in operations and maintenance costs is largely a result of lower costs of some maintenance zone agreements.

During the quarter ended September 30, 1999, $4.7 million in sales and marketing costs were incurred compared to $6.7 million incurred during the quarter ended September 30, 1998. Sales and marketing costs are comprised of all sales and marketing activities that are directly undertaken by the Company. The sales and marketing costs for the three month period ended September 30, 1998 included commissions due on pre-existing agreements related to revenue recognized in the period.

During the quarter ended September 30, 1999, $3.4 million of general and administrative expenses were incurred compared to $5.5 million during the quarter ended September 30, 1998. The decrease in general and administrative costs in the quarter ended September 30, 1999 is largely due to a recovery of certain accounts receivable previously provided for combined with a reduction in costs associated with the transition of the Company from a development stage company to an operating company which were incurred in the quarter ended September 30, 1998.

Depreciation expense for the three months ended September 30, 1999 was $4.4 million compared to $0.2 million for the three months ended September 30, 1998. The increase of $4.2 million is a result of the Company adopting FIN 43 on July 1, 1999, pursuant to which the cost of part of the FLAG System which does not satisfy the requirements of FASB 66 is being depreciated over its remaining economic life. Prior to July 1, 1999, the cost of the FLAG System was wholly accounted for as Capacity Available for Sale for which no depreciation was recorded but which was expensed as costs of capacity sold as revenues were recognized.

INTEREST EXPENSE AND INTEREST INCOME

Interest expense on borrowings decreased from $14.7 million for the quarter ended September 30, 1998 to $13.5 million for the quarter ended September 30, 1999. The decrease in interest expense of $1.2 million is primarily attributable to a reduction in the Company's long term debt facility from $276.4 million as at September 30, 1998 to $223.0 million as at September 30, 1999.

Interest income of $2.1 million was earned during the quarter ended September 30, 1999 compared to $3.2 million earned during the quarter ended September 30, 1998. Interest is earned on cash balances and short term investments held by the Collateral Trustee or in escrow arising from ongoing business operations.

During the quarter ended September 30, 1999 the Company capitalized $0.3 million of interest costs as a component of construction in progress.

PROVISION FOR TAXES

The provision for taxes was $0.3 million for the quarter ended September 30, 1999 compared to $0.7 million for the quarter ended September 30, 1998. The tax provisions consist of taxes on income derived from capacity sales and standby maintenance revenue from customers in certain jurisdictions where the Company is deemed to have a taxable presence or is otherwise subject to tax. At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied, the Company has received an undertaking from the Bermuda Government exempting it from all such taxes until March 28, 2016.

NET INCOME APPLICABLE TO COMMON SHAREHOLDERS

For the quarter ended September 30, 1999 the Company recorded net income applicable to common shareholders of $3.3 million compared to net income applicable to common shareholders of $15.3 million for the quarter ended September 30, 1998. This is attributable to the Company recording operating income of $15.1 million for the quarter ended September 30, 1999 compared to $27.4 million for the quarter ended September 30, 1998, offset by a decrease in interest expense and tax expense of $1.2 million and $0.3 million, respectively, and a reduction in interest income of $1.1 million.

Basic and diluted net income per common share was $0.01 for the quarter ended September 30, 1999 compared to a net income per Class A common share of $0.01 and net income per Class B common share of $0.02 for the quarter ended September 30, 1998. The basic and diluted net income per common share for the quarter ended September 30, 1999 reflects the net income of $3.3 million for the quarter ended September 30, 1999 compared to a net income of $15.3 million for the quarter ended September 30, 1998.

NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1998

RESULTS OF OPERATIONS

REVENUES

Total revenue recognized by the Company during the nine months ended September 30, 1999 was $146.6 million compared to $155.6 million in total revenue for nine months ended September 30, 1998.

Revenue recognized from capacity sales was $114.8 million for the nine months ended September 30, 1999 compared to $137.0 million during the nine months ended September 30, 1998. The decline in revenue is due in part to the Company adopting FIN 43 on July 1 1999. Revenue deferred in the nine months ended September 30, 1999, as a result of adopting FIN 43 was $12.0 million. This deferred revenue which has no impact on the Company's cash flow will be recognized over the period of the contracts to which it relates. To the extent that the Company enters into contracts in the future that will satisfy the requirements for sales type lease accounting, the Company will continue to recognize revenues without deferral. As of September 30, 1999, the Company had entered into sales transactions with 90 international telecommunication carriers and internet service providers compared to 75 as of September 30, 1998.

Revenue recognized from standby maintenance and restoration services was $31.8 million for the nine months ended September 30, 1999 compared to $18.6 million for the nine months ended September 30, 1998. The increase in standby maintenance and restoration revenue of $13.2 million for the nine months ended September 30, 1999 is a result of the increase in cumulative capacity sales on the FLAG System combined with an increase in revenue from restoration services provided to alternate cable systems on a non-reciprocal basis.

SALES AND OTHER OPERATING COSTS

For the nine months ended September 30, 1999, the Company recorded $52.1 million in respect of the cost of capacity sold compared to $71.9 million recorded in the nine months ended September 30, 1998. The decrease in the cost of capacity sold in the nine months ended September 30, 1999 is primarily a result of lower revenue from capacity sales combined with sales of capacity on segments having a lower cost of sales percentage than the segments on which capacity was sold during the nine months ended September 30, 1998. Cost of sales percentages used are a function of the allocated cost of constructing the FLAG System and management's current best estimate of future capacity sales and third party market forecasts of capacity sales. Changes in management's estimate of future capacity sales revenues, including the expected sales value per unit, will result in prospective changes to cost of sales.

During the nine months ended September 30, 1999 the Company incurred $21.3 million in operations and maintenance costs compared to $28.8 million for the nine months ended September 30, 1998. Operations and maintenance costs relate primarily to the provision of standby maintenance under Maintenance Zone Agreements as well as Company salaries and overheads directly associated with operations and maintenance activities. The decrease in operations and maintenance costs is largely a result of the termination of the Program Management Services Agreement with Bell Atlantic Network Systems Company in May 1998 combined with lower costs of some maintenance zone agreements.

During the nine months ended September 30, 1999, $8.3 million in sales and marketing costs were incurred compared to $8.3 million incurred during the nine months ended September 30, 1998. Sales and marketing costs are comprised of all sales and marketing activities that are directly undertaken by the Company.

During the nine months ended September 30, 1999, $14.2 million of general and administrative expenses were incurred compared to $17.8 million during the nine months ended September 30, 1998. The decrease in general and administrative costs in the nine month period ended September 30, 1999, is largely due to a recovery of certain accounts receivable previously provided for combined with a reduction in costs associated with the transition of the Company from a development stage company to an operating company which were incurred in the nine month period ended September 30, 1998.

Depreciation expense for the nine months ended September 30, 1999 was $5.1 million compared to $0.5 million for the nine months ended September 30, 1998. The increase of $4.6 million is primarily a result of the Company adopting FIN 43 on July 1, 1999, pursuant to which the cost of part of the FLAG System which does not satisfy the requirements of FASB 66 is being depreciated over its remaining economic life. Prior to July 1, 1999, the cost of the FLAG System was wholly accounted for as Capacity Available for Sale for which no depreciation was recorded but which was expensed as cost of capacity sold as revenues were recognized.

INTEREST EXPENSE AND INTEREST INCOME

Interest expense on borrowings decreased from $46.9 million for the nine months ended September 30, 1998 to $41.0 million for the nine months ended September 30, 1999. The decrease in interest expense of $5.9 million is attributable to a reduction in the Company's long term debt facility from $276.4 million as at September 30, 1998 to $223.0 million as at September 30, 1999 combined with a $1.7 million reduction in amortized financing costs and a reduction in interest rates over the same period.

During the nine months ended September 30, 1999 the Company capitalized $1.3 million of interest costs as a component of construction in progress.


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

Interest income of $6.7 million was earned during nine months ended September 30, 1999 compared to $11.7 million earned during the nine months ended September 30, 1998. Interest is earned on cash balances and short term investments held by the Collateral Trustee or in escrow arising from ongoing business operations.

PROVISION FOR TAXES

The provision for taxes is $1.0 million for the nine months ended September 30, 1999 compared to $1.5 million for the nine months ended September 30, 1998. The tax provisions consists of taxes on income derived from capacity sales and standby maintenance revenue from customers in certain jurisdictions where the Company is deemed to have a taxable presence or is otherwise subject to tax. At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied, the Company has received an undertaking from the Bermuda Government exempting it from all such taxes until March 28, 2016.

EXTRAORDINARY ITEM

In connection with the refinancing that took place on January 30, 1998, the Company recorded an extraordinary loss of $59.8 million in the statement of operations for the nine months ended September 30, 1998. The loss on refinancing represents the write-off of unamortized deferred financing costs related to the Old Credit Facility. No refinancing occurred in the nine months ended September 30, 1999.

In addition, in connection with the refinancing in January 1998, the Company redeemed the Preferred Stock at a redemption price of 105% of the liquidation preference. The excess of the redemption value over the carrying value of the Preferred Stock on the date of the redemption of $8.5 million has been reflected as a decrease in additional paid-in capital in the nine month period ended September 30, 1998. There were no costs of this nature recorded in the nine month period ended September 30, 1999.

LIQUIDITY AND CAPITAL RESOURCES

On January 30, 1998, the Company completed a refinancing which resulted in the repayment of all outstanding borrowings under the Old Credit Facility and the redemption of the Series A Preferred Shares. The funds raised consisted of $370.0 million of bank credit facilities and $430.0 million of 8 1/4% Senior Notes maturing January 30, 2008.

Upon consummation of the refinancing on January 30, 1998, the remaining amount of unamortized capitalized financing costs related to the Old Credit Facility of $59.8 million was written off as a component of the loss on refinancing in the statement of operations. Also in connection with the refinancing, the Company recorded a reduction to additional paid in capital of $8.5 million representing the excess of the $139.5 million paid to redeem the Preferred Stock over the $131.0 million carrying value of the Preferred Stock on the date of redemption.

The bank credit facilities include a seven year $320.0 million term loan facility and a $50.0 million revolving credit facility. On January 30, 1998, the Company borrowed $320.0 million under the term loan facility. During the year ended December 31, 1998, the Company repaid $48.5 million of the term loan facility, of which $43.6 million was paid during the nine months ended September 30, 1998. During the nine months ended September 30, 1999 the Company repaid a further $48.5 million, resulting in a balance remaining of $223.0 million as of September 30, 1999.

Borrowings under the bank credit facility bear interest at LIBOR plus 190 to
212.5 basis points. At the end of March 1998, the Company entered into two interest rate swap agreements to manage the

Company's exposure to interest rate fluctuations on the bank credit facility. Under the swap agreements, the Company pays a fixed rate of 5.6% on a notional amount of $60.0 million and a fixed rate of 5.79% on a notional amount of $100.0 million and the counterparty pays the floating rate based on LIBOR. The swap agreements terminate in January and July 2000 respectively, unless extended an additional one year and six months, respectively, at the option of the counterparty.

The net cash amount received or paid on interest rate hedging instruments is recognized as an adjustment to interest cost on the related debt.

The Company believes that it will have no need for additional borrowing. The Company intends to finance future operations through proceeds from the sale or lease of capacity, revenues from billings of standby maintenance charges and restoration services, investment income on cash and investment balances, borrowings under the revolving credit facility, if any, and available funds in reserve accounts.

As of September 30, 1999 the Company had working capital of $1.3 million compared to a working capital deficit as of December 31, 1998 of $156.7 million. The working capital deficit was primarily a result of the current accounts payable to the contractors who constructed the FLAG Cable, which is classified as a current liability but for which the associated funds held in escrow are classified as a non-current asset and are hence excluded from the measure of working capital.

Total cash provided by operating activities and used in investing activities during the nine months ended September 30, 1999 was $35.0 million and $98.5 million respectively. As of September 30, 1999, cash on deposit with the Collateral Trustee or in escrow had decreased to $144.2 million from $255.4 million at December 31, 1998, primarily as a result of the repayment of a portion of the term loan facility and payments to contractors.

Total cash provided by operating activities and used in investing activities during the nine months ended September 30, 1998 was $63.1 million and $182.4 million respectively. Cash on deposit with the Collateral Trustee or in escrow at September 30, 1998 was $240.9 million.

ASSETS

At September 30, 1999 the Company's major asset is the telecommunications capacity available for sale or lease on the FLAG System of $870 million and related fixed assets of $205 million. As of December 31, 1998, capacity available for sale was $1.095 billion. As a result of the application of FIN 43 noted above, sales on certain parts of the FLAG System will not be able to satisfy the requirements for sales type lease accounting. Accordingly the costs of these parts of the system have been reclassified at July 1, 1999 from Capacity Available for Sale to fixed assets and are being depreciated over their remaining useful life. The Company's other fixed assets consist primarily of office furniture, leasehold improvements, computer equipment and autos.

The Company completed construction of new Landing Stations in Saudi Arabia and Jordan in July 1999.

YEAR 2000

During 1999, the Company has continued its evaluation of the risks created by the Year 2000 problem. The Company has obtained certificates of Year 2000 compliance from its suppliers for the equipment used in its systems. The live FLAG Cable System certification has been achieved in the third quarter of 1999.

While the Company believes that it has taken the necessary steps to resolve its Year 2000 issues in a timely manner, there can be no assurance that the Company will not have any Year 2000 problems. If any such problems occur, the Company will work to solve them as quickly as possible. At present, the


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

Company does not expect that such problems related to the Company's internal IT and non-IT systems will have a material adverse effect on its business. The failure, however, of one or more of the Landing Parties to be Year 2000 compliant could have a material adverse effect on the Company.

                           SAFE HARBOR STATEMENT UNDER

              THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The statements included in this Quarterly Report regarding future financial performance and results and the other statements that are not historical facts are forward-looking statements. The words "believes," "intends," "expects," "anticipates," "projects," "estimates," "predicts" and similar expressions are also intended to identify forward-looking statements. Such statements reflect various assumptions by the Company concerning anticipated results and are subject to significant business, economic and competitive risks, uncertainties and contingencies, including, without limitation, the risks, uncertainties and contingencies described in registration statements, reports and other documents filed by the Company from time to time with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Accordingly, there can be no assurance that such statements will be realized. Such risks, uncertainties and contingencies could cause the Company's actual results for the nine months ended September 30, 1999 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company. The Company makes no representation or warranty as to the accuracy or completeness of such statements contained in this Quarterly Report.

PART II

ITEM 1: LEGAL PROCEEDINGS

The Company is involved in legal proceedings from time to time in the ordinary course of business. In management's opinion, the legal proceedings in which the Company is currently involved are not material, individually or in the aggregate, to the Company's financial condition, results of operations or cash flows.

ITEM 5: OTHER INFORMATION

In February 1999, the Company was part of a reorganization pursuant to which FLAG Telecom Holdings Limited ("FTHL"), a Bermuda company, became the holding company for the FLAG Telecom group of companies. Pursuant to this reorganization, all of the Class A common shares of the Company were converted into Class B common shares and the shareholders of the Company transferred to FTHL 418,259,688 Class B common shares in exchange for an equal number of shares of common stock of FTHL. As a result of this reorganization, FTHL holds 65.79% of the share capital of the Company with the balance of 34.21% being held by Bell Atlantic Network Systems Company

On September 1, 1999 the common stock of FLAG Telecom Limited and
FLAG Telecom USA Limited, subsidiary undertakings, were transferred to FLAG Telecom Group Services Limited, an affiliated company. The transaction was accounted for using the historical cost at the date of transfer as FLAG Limited and FLAG Telecom Group Services Limited are entities under common control. Accordingly, no gain or loss was recorded on the transfer of these assets.

FTHL also has an indirect 50% interest in FLAG Atlantic Limited ("FAL"), a joint venture company set up to build, own and operate a transatlantic fiber optic cable system connecting the United States, United Kingdom and France. Global Telesystems Group, Inc. owns the other 50% interest in the venture. The transatlantic cable system will be designed to carry voice, high-speed data and video traffic. The system will consist of three self-healing rings including (i) a ring among two Landing Stations on Long Island and two points of presence in New York City; (ii) a northern Atlantic cable from Long Island to the United Kingdom and a southern Atlantic cable from Long Island to France; and (iii) a ring in Europe among the Landing Stations in the United Kingdom and France and points of presence in London and Paris. The fiber optic link will be based on Synchronous Digital Hierarchy and use dense wave division multiplexing technology. The FLAG Atlantic system, which is fully funded, is expected to be ready for service in the first quarter of 2001.













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

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      FLAG LIMITED

                                      By: /s/ James P. Campbell
                                          ------------------------------
                                          James P. Campbell
                                          Chief Financial Officer























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